Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of Applied Digital Solutions, Inc. and its subsidiaries, of our report dated March 27, 2002, except for the 2001 segment information included in Note 27, which is as of August 23, 2002 and Note 21, which is as of May 30, 2003, and as to the reverse stock split which is as of April 5, 2004, relating to the statements of operations, preferred stock, common stock and other stockholders’ equity (deficit) and cash flows and the financial statement schedule for the year ended December 31, 2001, which appears in the Annual Report on Form 10-K, as amended, for the year ended December 31, 2003. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

PricewaterhouseCoopers LLP

St. Louis, Missouri
November 11, 2004